EXHIBIT 99.15

                             Consent of David Nicholas, P.E.

The undersigned herby consents to the use of their report(s), related to the information derived therefrom, as well as the reference of their name, in each case where used or incorporated referring to the Bermejal Underground deposit, by reference in the annual Report or Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ David Nicholas

David Nicholas, PE

Dated March 24, 2021